Oracle Corporation	2300 Oracle Way	phone	(737) 867-1000
Austin, Texas
78741

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anastasia Kaluzienski and Robert Littlepage

October 7, 2025

RE:	Oracle Corporation

Form 10-K for the Fiscal Year Ended May 31, 2025

File No. 001-35992

Dear Ms. Kaluzienski and Mr. Littlepage:

This letter responds to the comments set forth in the letter from the Staff of the Division of Corporation Finance, Office of Technology (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Safra Catz, Executive Vice Chair and former Chief Executive Officer of Oracle Corporation (the “Company”), dated September 9, 2025, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2025 (the “2025 Form 10-K”). In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

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Form 10-K for the Fiscal Year ended May 31, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

1.

On page 4 you indicate that you believe you are in the early stages of what you expect to be a material migration of your existing customer base from on-premise applications and infrastructure products and services to the Oracle Cloud, and that during the past three fiscal years, customers with annual license support contracts that migrated to the Oracle Cloud contributed to the increase in annualized cloud services revenue by $4.3 billion. In addition, on pages 5 and 38 you indicate that the proportion of your cloud services revenues relative to your total revenues has increased, representing 43%, 37% and 32% of total revenues during fiscal 2025, 2024, and 2023, respectively, and you expect this trend to continue. We also note that in your June 11, 2025 earnings conference call, you indicated that your supply is not meeting your demand. In your annual and quarterly reports, please provide a more robust and transparent discussion related to customer migrations from on-premise environments to the Oracle Cloud including the impact that capacity issues have on the rate of migrations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the impact of capacity constraints on the rate of customer migrations from on-premise environments to the Oracle Cloud for the fiscal year ended May 31, 2025 was not material. In addition to Oracle’s capacity, the rate of customer migrations is affected by numerous other factors, including the overall macroeconomic environment, the regulatory environments in which customers operate, customer and industry standards and norms regarding data sovereignty and proximity, customers’ geographic locations, customers’ information technology (“IT”) upgrade cycles, planning timelines and investment priorities and the technical complexity of, and investment of customer time, resources and expertise required for, implementation and integration with other enterprise IT systems, as well as customer-specific developments such as mergers and acquisitions. In addition, as described in more detail in the Company’s prior correspondence with the Staff in response to the Staff’s letters dated July 12, 2024 and July 30, 2024, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2024 (the “2024 Comment Correspondence”), such customer migrations typically occur over an extended period of time and in multiple steps due to the technical complexity of a customer’s Oracle Cloud implementation and system changeover. For these reasons, management is unable to isolate or quantify the effects of any particular factor on the overall rate of customer migrations from on-premise environments to the Oracle Cloud and evaluates customer migration trends on a long-term basis rather than quarterly.

In light of the foregoing, the Company believes that continuing to provide a quantified discussion of migration trends annually in its Annual Reports on Form 10-K, rather than including a discussion of such trends on a quarterly basis, better reflects how management evaluates the business, provides investors with a more accurate picture of management’s perspectives on customer migrations and is more consistent with the objective of Management’s Discussion and Analysis of Financial Condition and Results of Operations, as outlined in Item 303(a) of Regulation S-K, of better allowing investors to view the Company from management’s perspective. Consistent with the Company’s undertaking in the 2024 Comment Correspondence, the Company confirms that, to the extent that this trend remains material to the Company and is discussed in its future Annual Reports on Form 10-K, it will continue to disclose a quantified discussion of migration trends, together with a discussion of any key factors that have materially affected or are expected to materially affect the rate of customer migrations, in such future filings.

2.

We note in your disclosure on page 53 that capital expenditures increased 209% to $21.2 billion for the fiscal year ended May 31, 2025 from $6.9 billion for the fiscal year ended May 31, 2024. Please discuss the reasons behind the significant increase in capital expenditures and whether the amount spent on capital expenditures will continue to increase in the future. Refer to Item 303(b)(1) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and confirms that the Company will include a discussion of the reasons behind any material changes in capital expenditures and the Company’s expectations with respect to future capital expenditures in its future filings with the SEC, beginning with its Quarterly Report on Form 10-Q for the fiscal quarter ending November 30, 2025.

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Please contact me at (650) 506-7000 if you have any further questions.

Very truly yours,

/s/ Brian Higgins

Brian Higgins
Senior Vice President and Corporate Secretary

cc:	Safra Catz, Executive Vice Chair, Oracle Corporation

Douglas Kehring, Executive Vice President, Principal Financial Officer, Oracle Corporation

Stuart Levey, Executive Vice President, Chief Legal Officer, Oracle Corporation

Maria Smith, Executive Vice President, Chief Accounting Officer, Oracle Corporation

Kimberly Woolley, Vice President, Asst. General Counsel and Asst. Secretary, Oracle Corporation

Sarah K. Solum, Freshfields US LLP

Jacqueline A. Marino, Freshfields US LLP